Exhibit 99.1

CONVENING NOTICE OF the ANNUAL GENERAL MEETING OF

IMMATICS N.V.

This is the convening notice for the annual general meeting of Immatics N.V., a public company under Dutch law, registered with the Dutch trade register under number 77595726 (the “Company”), to be held at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands on 18 June 2026 at 16:00 hours CEST (the “AGM”).

Agenda

The agenda for the AGM and related documents and further information regarding the AGM can be found on the Company’s website at https://investors.immatics.com/events/event-details/annual-general-meeting-2026. They are also available for inspection and can be obtained free of charge at the offices of the Company.

Record date

The record date for the AGM is 21 May 2026 (“Record Date”). Each share outstanding on the Record Date entitles the holder thereof to one vote on each voting item at the AGM.

Shareholders of Record and Beneficial Owners

Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company’s capital, on the Record Date and who are recorded as such in the Company’s shareholders’ register and/or in the records of the Company’s U.S. transfer agent may attend and, if relevant, vote at the AGM (“Shareholders of Record”), irrespective of changes to their shareholdings or rights after the Record Date.

Those who beneficially own shares in the Company’s capital through a bank, broker or other nominee on the Record Date (the “Beneficial Owners”), must also have their financial intermediary or their agent with whom the underlying shares are on deposit issue a proxy to them which confirms they are authorized to take part in and vote at the AGM.

Attendance

A Shareholder of Record or Beneficial Owner who wishes to attend the AGM, in person or represented by proxy, must notify the Company of its intention to attend the AGM (the “Attendance Notice”) by email to investorrelations@immatics.com no later than 18:00 hours CEST on 12 June 2026 (the “Cut-off Time”). The Attendance Notice must contain the name and the number of shares the Shareholder of Record or Beneficial Owner will represent at the AGM.

A Beneficial Owner must enclose with its Attendance Notice:

(a)	proof of its beneficial ownership of the relevant underlying shares in the Company’s capital, for instance a recent account statement; and

(b)	a signed proxy from the bank, broker or other nominee who is registered in the Company’s register of shareholders and/or in the records of the Company’s U.S. transfer agent as the holder of the relevant underlying shares on the Record Date.

A Shareholder of Record or Beneficial Owner who wishes to attend the AGM represented by proxy must enclose its signed proxy. Proxyholders must submit a signed proxy to the Company by email to investorrelations@immatics.com no later than the Cut-off Time and present a copy of their proxy upon entry to the AGM. A proxy form can be downloaded from the Company’s website at https://investors.immatics.com/events/event-details/annual-general-meeting-2026.

Any Attendance Notice, proof of beneficial ownership or signed proxy received after the Cut-off Time may be disregarded. Shareholders of Record, Beneficial Owners and proxyholders who have not complied with the procedures described above may be refused entry to the AGM.

All attendees must be prepared to show a valid proof of identity for admittance.

To avoid misunderstandings, the procedures outlined above do not apply with respect to proxy cards solicited through Broadridge, the Company’s proxy solicitor. Shareholders of Record using such a proxy card should follow the instructions and observe the deadlines specified on the proxy card they receive.

How to vote

Shareholders of Record and Beneficial Owners may vote in person or represented by proxy at the AGM in accordance with the procedures described above. Beneficial Owners may have their shares voted by following the procedures specified on their broker’s voting instruction form. Shortly before the AGM, the brokers will tabulate the votes they have received and submit one or more proxy cards to the Company reflecting the aggregate votes of the Beneficial Owners.

Contact details

For further information please contact the Company’s Investor Relations Department by e-mail at investorrelations@immatics.com.

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